LINCOLN GOLD CORPORATION

April 25th, 2008

President’s Message to Shareholders

Dear Shareholder:

During 2007 the Company continued its work at the Pine Grove and La Bufa properties. The Company’s main focus was to get started on the programs of advancing these properties. No work was carried out at the Hannah or JDS properties in Nevada. A number of work items were completed at the Pine Grove including drilling of four core holes for metallurgical test work, road building, mapping and the staking of additional claims. La Bufa was prepared for drilling. Permits were applied for and eventually received. Subsequent to the year end the Company was able to begin its drill program and at the time of writing this report six holes had been completed. No assay results have been received however the first results are expected shortly. The drilling of four metallurgical core holes was completed in early February and the core is being sent to McClelland Labs in Reno where all the test work will be carried out. The Company is in the process of listing its shares on the TSXV. This situation is ongoing at the time of writing this report. Also during the year the Company moved its domicile to Canada from Nevada. In 2007, the Company completed two private placements.

Early in the year management was able to consolidate most of the Pine Grove property. In addition the Company staked 89 claims in the area to surround the Wilson, Wheeler, Votipka and Cavanaugh claims. Subsequent to the year end the Company staked another 99 claims to double the size of the property and increase the size of the property under our control to 6 square miles. Also subsequent to the year end the Company drilled 4 additional large diameter core holes for metallurgical test purposes. At present, there are at least 192 surface drill holes in the property to include 29 district exploration holes, 99 holes in the Wheeler deposit, 62 holes in the Wilson deposit, and the 4 metallurgical core holes. There are an additional 17 underground drill holes; all underground workings are collapsed.

The Company has also been focusing on advancing the La Bufa property. Throughout the latter part of 2007 the Company carried out systematic exploration and sampling at La Bufa in order to better understand and plan a drill hole program for the property. Once this had been done the Company applied to the government agencies and received permission for a 15 hole drill program. The drilling started in February and since the start a second and a third core rig has commenced drilling there. The large La Bufa gold-silver property (2,291 hectares) is located in the Guadalupe y Calvo mining district in southwestern Chihuahua State. The Company is looking for the southern extension of the Rosario gold-silver vein system which extends onto the La Bufa property for at least 1600 meters. Core from promising zones of veins and stockwork in holes DDH-001 (-45°) and DDH-002 (-45°) have been submitted for assay. The Company plans to drill at least 15 angle core holes in two-hole “fences” across the vein system for a total of 6000 meters of drilling. All holes are targeted to reach the 2250 meter level or deeper which was historically productive in the adjacent Rosario mine

No work was completed on the Hannah property or the JDS in 2007. A number of other properties have been submitted to management but none has been acquired.

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

In 2007 the Company changed its domicile from Nevada to Canada. Its head office is now located in downtown Vancouver bringing us much closer to the financial and industry community within which we operate.

Finally, two private placements in the year grossed the Company approximately $752,500. We were able to advance both major projects with these funds. Additional fund raising will be required in 2008 to meet the needs of projected expenditures.

We wish to thank the shareholders for their continued interest and support.

Respectfully submitted,

“Paul Saxton”

Paul Saxton
President and CEO

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS (MD&A) AS OF APRIL 29, 2008 TO ACCOMPANY THE AUDITED FINANCIAL STATEMENTS OF LINCOLN GOLD CORPORATION FOR THE YEAR ENDED DECEMBER 31, 2007.

This discussion and analysis should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2007 and the notes thereto. All financial amounts are stated in United States currency unless stated otherwise.

This MD&A contains certain forward looking statements based on the best beliefs, and reasonable assumptions of the management of Lincoln Gold Corporation. There are many risks and uncertainties attached to the mineral exploration business. Given these risks and uncertainties, the reader should not place undo reliance on these forward looking statements. See additional comments and discussion under Risks and Uncertainties in this MD&A.

Description of the Business

Lincoln Gold Corporation (“Lincoln”) is an exploration stage company located at Suite 350 - 885 Dunsmuir Street, Vancouver, BC, engaged in the acquisition, exploration and development of mineral properties in Nevada, USA and Mexico. The Company is a reporting issuer in Canada. Lincoln Gold Corporation (the “Company”, “Issuer”, “We” or “Our”) is a Canadian federal corporation.

Lincoln was incorporated under the laws of the State of Nevada as Braden Technologies, Inc. on February 17, 1999. The Company has been engaged in the acquisition and exploration of mineral properties since inception.

Braden completed the acquisition of Lincoln Gold Corp. (“Lincoln Gold”) a Nevada corporation effective March 26, 2004. This acquisition was completed by the acquisition of all of the issued and outstanding shares of Lincoln Gold from the former shareholders of Lincoln Gold. On closing of the acquisition, the Company issued 24,000,000 shares of Common Shares to the shareholders of Lincoln Gold. As a result of this issuance, the number of issued and outstanding shares increased from 11,400,000 shares to 35,400,000 shares, of which approximately 67.80% was owned by the former shareholders of Lincoln Gold upon the completion of the acquisition.

Subsequent to the acquisition of Lincoln Gold, it merged with Lincoln Gold in a parent/ subsidiary merger in April 2004 under Chapter 92A of the Nevada Revised Statutes. The Company completed the change of its name from “Braden Technologies Inc.” to “Lincoln Gold Corporation” as part of this merger process.

On November 20, 2007, the Company completed a continuation, whereby Lincoln changed its jurisdiction of incorporation from Nevada to the Canadian federal jurisdiction under the Canada Business Corporation Act (“CBCA”). The Company is now governed by the provisions of the CBCA and has adopted by-laws consistent with a CBCA company.

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LINCOLN GOLD CORPORATION

The issued capital of the Company as of April 29, 2008 is 53,658,666 common shares. The authorized capital of the Company is an unlimited number of common shares.

The Strategic Plan of the Company is to achieve cash flow from a mining operation or operations as quickly as possible and this cash flow will be used to carry on with resource exploration and project development. In this regard, the Company’s Business Plan is to acquire properties of merit and take them through the exploration phase and, if warranted, through feasibility and on to construction and operations. The Company will also consider joint venturing its own properties so that some of the risk and cost associated with this work is carried by others.

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Phone: (604) 688-7377	Website: www.lincolngold.com

Operations and Performance for the Year ended December 31st, 2007

Overview

Lincoln started 2007 with a negative working capital position of $130,363 and by the end of the year there was a working capital deficiency of $71,665. During the year there was a net increase of $58,698 in working capital. This increase came about as a result of the issue of shares for cash. The Company completed two private placements during the year. In general, all costs in 2007 increased over 2006. Net loss increased to $1,078,730 in 2007 from $413,541 in 2006. Expenditures were up in all areas except for travel and entertainment and management fees. Expenditures in professional fees, investor relations, consulting fees, shareholder services, salaries and stock-based compensation were up significantly which reflected the significant increase in corporate activity during the year. The value of stock based compensation was up by $244,304. This reflects an increase in stock options being issued.

Mineral property and exploration expenditures increased in 2007 including land acquisition, mapping, and resource estimation at Pine Grove and mapping and sampling at La Bufa. In addition property payments in cash and shares were made on the Hannah and La Bufa properties.

The Company had its most significant exploration year ever in 2007. Corporate activities during the second, third and fourth quarters of the year focused on acquiring the Pine Grove properties and continued exploration of La Bufa. In addition a number of properties were investigated in Mexico and Nevada although none was acquired.

On August 5, 2005, Lincoln executed a letter of intent to joint venture the La Bufa property with Almaden Minerals Corp. whereby the Company can earn a 51% interest in the property by undertaking exploration expenditures in the minimum amount of $2.0 million over 4 years and by issuing shares of the Company over a period of 5 years. During the fiscal years ended December 31 2007 and 2006 the Company issued 110,000 shares pursuant to this letter of intent.

On April 12, 2007, Lincoln entered into an option agreement (the “Option Agreement”) with Almaden to acquire a 60% interest in the La Bufa Property. The Option Agreement supersedes and replaces the August 5, 2005 letter of intent to joint venture the property with Almaden. Under the Option Agreement, Lincoln will be entitled to earn a 60% interest in the La Bufa Property by (a) undertaking a work program on the Bufa Property aggregating $3,500,000 in expenditures for mining work, and (b) issuing an aggregate of 1,550,000 shares of our Common Shares to Almaden pursuant to the terms of the Option Agreement.

To date the Company has issued 350,000 shares pursuant to this Option Agreement.

The La Bufa Property is in the early stage of exploration and presently contains no known gold or silver resources. There is no plant or equipment on the property. The concessions encompass the town of Guadalupe y Calvo. Potential for gold-silver veins exists primarily along the eastern side of the town in low, forested and brush-covered hills.

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LINCOLN GOLD CORPORATION

In 2006, Lincoln conducted aerial photography over the entire district for the purpose of generating a topographic base map suitable for detail geologic mapping. A Mexican survey crew was contracted to survey control points required to produce the topographic maps. However, snow delayed the survey crew from access to the survey area. Surveying is now planned for the 1st quarter of 2008.

Lincoln also conducted a soil sampling program over the most prospective portion of the La Bufa Property in 2006. The survey covered approximately 1600 meters (5,250 ft) of potential vein strike. Results reveal at least eight significant gold anomalies that warrant follow-up work.

Subsequent to the end of the year Lincoln has initiated a 15 hole drill program at La Bufa. It has three drill rigs on site at present. Six holes have been completed thus far and core from holes 1 and 2 has been cut and sent to the assay lab. No results have been received yet.

Project Summary

Pine Grove, Nevada, USA

Pursuant to an agreement dated July 13, 2007, Lincoln entered into a mining lease with the Wheeler Mining Company, the owner of the claims at the Pine Grove area just south of Yerington comprising the Wheeler patent and the Wheeler Millsite patent claims described in the table and map below. This lease has a 15 year term, with an option to extend the lease for each subsequent year that the underlying claims are in commercial production. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$30,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. Under the terms of this agreement, Lincoln is obligated to deliver a feasibility study within 24 months.

Pursuant to an agreement dated July 25, 2007, Lincoln purchased from Harold Votipka the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, described in the table and map below. The purchase price was US$12,000 and includes a 5% royalty on production.

Pursuant to an agreement dated August 1, 2007, Lincoln entered into a mining lease option with Lyon Grove LLC, the owner of the claims comprising the Wilson patent claim described in the table and map below. This lease has a 15 year term, and can be extended for ten additional 1 year terms at Lincoln’s option on the condition that Lincoln is conducting exploration, development or mining activities on the property. Lyon Grove LLC also has the option to require Lincoln to purchase their entire interest in the property (except for the royalty, described below) for the purchase price of $1,000. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$25,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. This agreement includes a 6 square mile area of interest that includes a 5% net smelter royalty payment on any new claims put into production.

Subsequent to the signing of these agreements the Company has staked 189 claims and the total area covered is now 6 square miles. A resource estimate has been completed by MineFill Services and this report, which is to NI43-101 standards, is filed on SEDAR.

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LINCOLN GOLD CORPORATION

La Bufa, Mexico

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares and is held by Lincoln Gold through letters of intent to joint venture and joint venture agreements with Almaden Minerals and their wholly owned Mexican subsidiary Minera Gavilan, S.A. de C.V. The La Bufa Property surrounds mineral concessions of approximately 439.24 hectares held by Gammon Gold where the Rosario Vein was discovered in 1836 and where nearly all of the historic production from the district was derived.

Minera Gavilan, S.A. de C.V., a Mexican corporation holds 100% title to the Property and is a wholly owned subsidiary of Almaden Minerals Ltd., a British Columbia corporation with an office at 1103 West Pender Street, Vancouver, B.C., Canada V6C 2T8. Lincoln Gold controls the La Bufa Property through an August 8, 2005 “Letter of Intent to Joint Venture” and an April 12, 2007 Joint Venture Agreement with Minera Gavilan and Almaden Minerals. The agreement allows Lincoln Gold to earn a 60% interest in the Property over a period of four years using a combination of stock and work commitments.

The JDS Property, Nevada, USA

Lincoln is the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). Lincoln staked and recorded the mineral claims, which are located in Sections 14, 15, 22, 23 26 & 27 T25N R50E of Eureka County, Nevada. These mineral claims are registered in Lincoln’s name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County.

The Hannah Property, Nevada, USA

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property.

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003, as amended January 7, 2007 and January 10, 2008, between us and Larry and Susan McIntosh of Gardnerville, Nevada. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the McIntosh’s in the amount of $210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. To date $40,000 has been paid into this option agreement.

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

Corporate Governance

All Policy and Procedure aspects of the Company have been under review and a new and revised system has been integrated into the Company’s day to day workings.

Most importantly, the new controls will ensure that the proper due diligence and reporting is performed on every major transaction that occurs within the Company. It is our intention that full compliance and reliability of financial reporting is achieved as required.

The Board of Directors has two standing committees that require full reporting. The audit committee reviews all quarterly and annuals reports and also randomly reviews the Company’s financial reporting trail throughout the year. The Compensation Committee reviews and regulates the salaries, expenses and options that are being paid. The board has been meeting at least four times a year. A corporate governance committee is being established to keep up with disclosure and governance issues.

Mineral Property Activities

Note:	All of the property reviews and technical information located below can be viewed in more detail on SEDAR at www.sedar.com and on the Company’s website at www.lincolngold.com.

Mexico

La Bufa

The La Bufa exploration concession is located in the southwest extremity of the state of Chihuahua, Mexico and is centered on the small town (mining district) of Guadalupe y Calvo in the Sierra Madre Occidental. The single exploration concession adjoins and surrounds other concessions within the district. Net area is 2,291.26 hectares (approximately 5,661.7 net acres). The nearest commercial airport is in the city of Chihuahua, 480 km by road from the property. All-season vehicle access to the property is excellent. The town of Guadalupe y Calvo is the terminus of the paved, well-maintained Mexico Highway 24 which winds 270 kilometers from mining town of Hidalgo del Parral to the northeast. Access on the concession is via dirt roads. A map showing the location and access to the La Bufa property is presented below.

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LINCOLN GOLD CORPORATION

The La Bufa Property consists of three contiguous Mexican Exploration Concessions, La Bufa (No. 219036), La Bufa 1 (No. 222724), and La Bufa 2 (No. 223165) totalling 1,916.21 hectares, as follows:

Name	Type	Title	File	Area Hect.	Issued	Expires	Tax Rate	Pesos	US$
La Bufa	Explor.	219036	16/31696	1040.7594	31/Jan/03	30-Jan-09	$6.0100	$6,256	$585
La Bufa	Explor.	222724	16/32275	485.0000	27-Aug-04	26-Aug-10	$6.0100	$2,916	$273
La Bufa	Explor.	223165	16/32529	765.5000	28-Oct-04	27-Oct-10	$6.0100	$4,602	$430

See above for JV arrangement with Almaden Minerals.

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LINCOLN GOLD CORPORATION

Gold was discovered in the Guadalupe y Calvo district in 1835 with extended periods of production up to 1939. The gold-silver veins were exploited largely by underground operations. A mint was constructed in 1844 by the Mexican government to take advantage of the precious metals production in the district.

Modern exploration work in the district has centered largely in the area of past production which is surrounded completely by the La Bufa concessions. Although the vein system extends beyond the area of the old workings, little exploration work has been conducted. Asarco drilled two angle core holes in the 1970’s on La Bufa ground with both holes encountering ore-grade gold and silver. A previous joint venture on the La Bufa Property between Almaden Minerals Ltd. and Grid Capital Corporation resulted in the drilling of five angle core holes (666.15 m) in three locations during December 2004. Hole GUD04-03 returned encouraging gold-silver-lead-zinc assays from multiple, narrow-vein intercepts (Almaden Minerals News Release, Jan. 24, 2005). However, Grid Capital backed out of the joint venture for undisclosed reasons. We have since entered into a new joint venture with Almaden to explore the La Bufa concession.

The La Bufa Property lies within the Guadalupe y Calvo district which is one of many epithermal gold-silver districts in the Sierra Madre Occidental of western Mexico. The Sierra Madre Occidental is characterized by deeply incised mountains, and has a total relief of about 3,000 meters. Most of the bedrock exposed in the vicinity of Guadalupe y Calvo consists of an upper volcanic series of bedrock which is commonly hundreds of meters in thickness. However, erosional exposures of a lower volcanic series of rock, which is favourable to mineralization and occurs in ranges up to 1,000 meters in thickness, are exposed along the eastern flank and central portions of the northwest-trending Guadalupe River Valley that traverses the La Bufa concession. The contact between the upper and lower volcanic series of rock is rarely exposed.

District mineralization occurs as northwest-trending, epithermal gold-silver-lead-zinc quartz veins and breccia veins with local attending stockworks. The veins occur only in the lower volcanic series. Veins typically range from 1 to 3+ meters in true thickness and are generally steeply dipping but may also have shallow dips. Historic production in the district encountered local mineralized zones measuring tens of meters in thickness. Past mining on the Rosario vein extended for a continuous strike length of over 600 meters on seven levels. The vein system appears to consist of multiple strands and extends south-eastward for a distance of at least 1700 meters across the La Bufa Concession. The main paved road entering the town has a road cut that exposes a 70-meter zone containing multiple quartz veins.

Asarco drill holes on the La Bufa Property encountered encouraging results. Hole H-1 hit 1.4 meters grading 9.0 gram per tonne gold + 324 grams per tonne silver. Hole H-2 hit 1.4 meters grading 6.3 grams per tonne gold + 280 grams per tonne silver. Grid Capital drilled four core holes with their best intercept of 1.6 meters grading 9.0 grams per tonne gold + 447 grams per tonne silver.

Exploration Programs at La Bufa

The La Bufa Property is in the early stage of exploration and presently contains no known gold or silver resources. There is no plant or equipment on the Property. The concessions encompass the town of Guadalupe y Calvo. Potential for gold-silver veins exists primarily along the eastern side of the town in low, forested and brush-covered hills.

In 2006, the Company conducted aerial photography over the entire district for the purpose of generating a topographic base map suitable for detail geologic mapping. A Mexican survey crew was contracted to survey control points required to produce the topographic maps. However, heavy snow delayed the survey crew from access to the survey area. Surveying is now planned for the 1st quarter of 2007.

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LINCOLN GOLD CORPORATION

The Geological Report includes a recommendation that Lincoln Gold acquire the El Chapito concession as soon as possible and preferably before any drilling is conducted.

Based on the scope and the results of exploration activities completed to date on the Property, a two-phase exploration program is recommended. Because the southern La Bufa concession is at a more advanced stage of exploration and drill targets have been identified, phase-1 would consist of a core drilling program that could be initiated as soon as drill contracts can be made, necessary permits obtained and logistical support are in place. A core drilling program of 15 holes averaging 400 meters each is recommended as phase-1 and is considered the minimum required to give a reasonable chance for success. Proposed sites have been plotted on a plan map (below) and two or more holes drilled at different angles of inclination could be completed at selected sites in order to test down-dip continuity of the structures. Surface owners in Guadalupe y Calvo include private landowners and the city government and initial contact with these surface owners has been made in order to secure access permission.

Preliminary metallurgical studies should be included as part of the drilling program and would include bottle roll tests along with thin section and polished section investigations to determine basic mineralogy. Phase-1 of the recommended work program would also consist of continued reconnaissance throughout the concessions, including mapping and sampling in the northern concessions of La Bufa 1 and La Bufa 2. A district-wide structural study using satellite imagery, air photos and verification by ground checks should also be part of this program. In addition, follow-up work by mapping and rock sampling in areas of soil anomalies related to quartz veinlets in altered Upper Volcanic Group rocks at the northern limit of the soil grid is needed. The district-wide reconnaissance, sampling and structural interpretation studies that are recommended should be completed and are not dependent on results of the drilling recommended in the southern portion of the La Bufa concession. The additional reconnaissance and related work could be carried out consecutively during the phase-1 drilling and if drill targets are identified they could be tested during the phase-2 drilling program.

It is recommended that Phase-2 consist of a greatly expanded core drilling program that would provide a geologic, assay and preliminary metallurgical database of sufficient size and quality to be the basis for initial resource modeling. This phase-2 program would require the drilling of 40-50 holes on approximately 25-meter centers. Initial site planning and land use issues would also be addressed during this phase. The initiation of phase-2 program will be dependent on successful results of phase-1 drilling. Successful drilling results for phase-1 would be defined as the discovery of gold-silver mineralization, along the Santo Niño Vein or parallel structures in the footwall and hanging wall, with potentially economic grades and widths that would justify continued expenditures on the Property.

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LINCOLN GOLD CORPORATION

Proposed Phase 1 Drill Site Locations

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LINCOLN GOLD CORPORATION

The anticipated budget for the work program recommended by the Geological Report on the La Bufa property is set out below:

Activity	Amount/Persons	Time Required	Amount ($US)
Phase-1: Drilling
Drilling	6,000 meters (15 holes at 400m)	90 days	480,000
Drilling Support	2 geologist, helpers, includes travel and field expenses	90 days	100,000
Site Facilities	Equipment, Storage and Consumables	120	50,000
Analytical	1,500 samples	90 days	40,000
Metallurgical	20 samples	90 days	15,000
Data Workup	1 geologist, 1 GIS	60 days	40,000
Drilling Total			725,000
Phase-1: District
Reconnaissance	1 geologist, 1 helper	60	45,000
Analytical	400 samples		10,000
Data Workup	1 geologist, 1 GIS	30	25,000
District Total			80,000
Phase-1 Total			$805,000
Phase-2: Drilling	16,000 meters (40 holes at 400m)		4,000,000
	Amount includes all expenses, metallurgical, preliminary resource
Total Phase- 1 & 2			4,805,000

The Company plans to complete Phase 1 of the exploration program outlined above over the next 12 to 18 months, subject to it achieving the necessary financing.

There are several key factors that can delay completion of the exploration program as follows:

  delays in the permit approval process for drilling;

  limited availability of core rigs in Mexico;

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LINCOLN GOLD CORPORATION
  lack of funding.

Factors that could cause exploration costs to be greater than anticipated are largely from drilling conditions and include the following:

  caving ground;

  lost circulation;

  artesian water;

  stuck drill steel;

  drilling in near proximity to the town (special compensation, noise, etc.).

The exploration program is being managed on site by Filiberto Lopez who has extensive experience in Mexico. Our vice-president of exploration, Jeffrey L. Wilson, P. Geol. State of Utah, will oversee the project.

United States

Pine Grove Property

The following disclosure on the Pine Grove project is based on the NI 43-101 compliant technical report dated September 28, 2007, as amended December 4, 2007, prepared by David M. R. Stone of Minefill Services, Inc.

Location and Access

The Pine Grove project is located 20 miles due south of Yerington, Nevada via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage. A map showing the location and access to the Pine Grove property is presented below.

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LINCOLN GOLD CORPORATION

Ownership Interest

Lincoln is the owner of 90 unpatented contiguous lode claims comprising the Pine Grove project which covers approximately 1860 acres. These claims are located in section 36, T10N, R25E, sections 31 and 32, T10N, R26E, and sections 5 and 6, T9N, R25E, Lyon County, Nevada. Lincoln staked and recorded these mineral claims. Additionally, we have secured the rights to certain other mineral claims overlapping the Pine Grove project through acquisitions from third parties, as described below.

Pursuant to an agreement dated July 13, 2007, Lincoln entered into a mining lease with the Wheeler Mining Company, the owner of the claims comprising the Wheeler patent and the Wheeler Millsite patent claims described in the table and map below. This lease has a 15 year term, with an option to extend the lease for each subsequent year that the underlying claims are in commercial production. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$30,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. Under the terms of this agreement, Lincoln is obligated to deliver a feasibility study within 24 months.

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LINCOLN GOLD CORPORATION

Pursuant to an agreement dated July 25, 2007, Lincoln purchased from Harold Votipka the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, described in the table and map below. The purchase price was US$12,000 and includes a 5% royalty on production.

Pursuant to an agreement dated August 1, 2007, Lincoln entered into a mining lease option with Lyon Grove LLC, the owner of the claims comprising the Wilson patent claim described in the table and map below. This lease has a 15 year term, and can be extended for ten additional 1 year terms at Lincoln’s option on the condition that Lincoln is conducting exploration, development or mining activities on the property. Lyon Grove LLC also has the option to require Lincoln to purchase its entire interest in the property (except for the royalty, described below) for the purchase price of $1,000. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$25,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. This agreement includes a 6 square mile area of interest that includes a 5% net smelter royalty payment on any new claims put into production.

List of Mineral Claims – Pine Grove Project

Claim Name	BLM Serial #	Type	Area-acres
LG1 to LG60 (90 claims)	NMC0960776 - NMC0960865	Unpatented	1859.504
CONTAINS
Wheeler Patent Wheeler Millsite		Patented Patented	73.705 4.989
Wilson Patent		Patented	33.781
Harvest Lode Winter Harvest Harvest Fraction	NMC793071 NMC800355 NMC800356	Unpatented Unpatented Unpatented	20.66 20.66 20.66

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LINCOLN GOLD CORPORATION

A map of the claims is below.

History of Operations

In 1969, Quintana Minerals of Houston, Texas reportedly was interested in the copper potential of the property and undertook a program of surface mapping and completed one drill hole. The results of that program are not known, and the log/assays from the one drill hole were not available at the time of writing this report.

In 1981, Lacana Mining Corporation of Toronto, Ontario explored the property for gold. This work consisted primarily of surface mapping. No further details on Lacana’s work program or results are available.

In 1988 the property was optioned by Teck Resources of Vancouver, British Columbia. Teck undertook the most extensive exploration program to date, drilling 185 holes for a total of 68,000 feet, and expenditures of US$2.2 million. Teck dropped their option 1992.

Silver Standard briefly explored the property in 1994 but they too subsequently dropped their option.

Present Condition of the Property and Current State of Exploration

There are no known reserves on the Pine Grove project, and Lincoln has no plant or equipment on this property.

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LINCOLN GOLD CORPORATION

Geology

The region is dominated by Basin and Range-style, north trending, extensional fault-block mountain ranges separated by alluvium-filled valleys. The ranges have cores of Mesozoic volcanic, sedimentary and intrusive rocks that are in turn overlain by Tertiary sedimentary and volcanic rocks. The Pine Grove Hills occupy a west-dipping structural block that is bounded on the east side by a series of faults, some of which transect the Pine grove District.

The oldest rocks in the region are a series of middle Triassic to middle Jurassic metavolcanic and metasedimentary rocks and coeval intrusions that are part of a west facing continental are that extended along the western margin of North America in the middle Mesozoic. The sequence has been divided into four packages by Schweickert and others (1991), consisting of a middle to upper Triassic package sub aerial volcanic rocks, an upper Triassic platform carbonate sequence, an upper Triassic to lower Jurassic basinal sedimentary rock package and a middle calc-alkaline volcanic suite.

North to northwest striking, steeply-dipping faults were active during emplacement of the Mesozoic intrusions. The faults down-drop a large cast-west-trending structural block that includes the Yerington Batholith. Faults within the block often contain dikes of granite porphyry and served as loci for hydrothermal fluids.

The most significant geologic feature in the district is a northwest-striking, northeast-dipping normal fault that juxtaposes Mesozoic intrusive rocks in the footwall against intrusive capped by Tertiary sedimentary rocks in the hanging wall. This structure herein termed the “Pine Grove fault” is a diffuse, 200 m-wide extensional shear zone that forms part of the eastern boundary of the Pine Grove Hills structural block. The fault originally had a steep dip but has been rotated to nearly flat by regional extension. Numerous parallel dikes occur within the fault and the structure served as the locus for mineralization in the district.

The deposit at Wheeler comprises a elliptical shaped tabular zone measuring some 400 m by 200 m in plan, by about 90 m in thickness. It lies parallel the Pine Grove fault and its attendant dikes, dipping at about 30 degrees to the northeast. The deposit consists of one to three subparallel, irregular zone of anomalous gold mineralization from 3 m to over 15 m thick that anastomose and coalesce.

Two quartz veins were emplaced early in a transitional chlorite-actinolite alteration event. These were followed by sulphide veinlets, fracture coatings and thin quartz veins occupying brittle faults. The first set does not contain appreciable gold mineralization, however, the second does.

Mineralization at Wilson is confined to discrete tabular zones in the granodiorite that dip between 0 and 10 degrees north. Two or three, and in places up to six, separate, stacked mineralized zones from 3 to 20 m thick are separated by thicker, un-mineralized ryholite porphyry and dacite dikes. The deposit is traceable for 150 m down-dip, and the mineralized zones extend virtually flat for at least another 350 m down-dip to the north where gold bearing veins have been encountered in drill holes. The mineralization at Wilson is much less disrupted than at Wheeler due to a lack of significant shearing events. Alteration at Wilson is similar to that found at Wheeler, although the intensity is much weaker.

Resource Classification

Resources are summarized in the tables below for Wilson and Wheeler, respectively. The resources have been classified as Inferred, according the CIM (2005) resource classification standards.

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LINCOLN GOLD CORPORATION

MineFill Services
Undiluted Inferred Mineral Resources by Cutoff Grade – Wilson

(assays capped at 0.5 opt)Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,647,000	0.018	0.0210	83,531	1,953,000
0.010	2,738,000	0.025	0.0234	69,744	1,284,000
0.015	1,602,000	0.035	0.0252	56,056	807,000

Undiluted Inferred Mineral Resources by Cutoff Grade - Wheeler
(assays capped at 0.5 opt)

Cutoff (opt)	Tons	Au (opt)	Cu (%)	Au (oz)	Cu (lbs)
0.005	4,367,000	0.059	0.0432	257,839	3,774,000
0.010	3,321,000	0.075	0.0465	250,236	3,087,000
0.015	2,647,000	0.091	0.0476	241,981	2,520,000

Interpretation and Conclusions of Report

The Pine Grove district hosts several gold bearing quartz-vein stockwork style deposits emplaced in Mesozoic granitic host rocks. Exploration by Teck Resources in the early 1990’s outlined a bulk tonnage low grade gold resource of roughly 2.5 million tons grading 0.06 opt containing 150,000 ounces. These resources are the un-mined remnants from mining carried out in the district in the late 1800’s.

The author of the Technical Report has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves, and Lincoln Gold is not treating the historical estimate as current mineral resources or mineral reserves as defined in Section 1.2 and 1.3 of NI43-101, hence the historical estimate should not be relied upon.

A re-evaluation of the Teck data by MineFill produced similar results for the Wilson deposit, however, at Wheeler the MineFill estimate was considerably higher in both tons and grade. A detailed review of the drill assays superimposed on the Teck polygons revealed large zones of mineralized material that were not included in the Teck estimate.

There appears to be sufficient resources to justify further exploration at Pine Grove, and recommendations are provided herein. The Wheeler deposit shows the best immediate potential since it contains the bulk of the resources, and hosts a higher grade. A ground reconnaissance of the area surrounding the Wheeler and Wilson mines suggests that there may be additional resources which could be added with additional exploration. During the site visit the author noted a number of caved adits and mine dumps in an adjacent drainage to the north of Wilson.

Recommendations of the Technical Report

Based on the information compiled to date, the Technical Report concluded that the Pine Grove project appears to offer significant potential for re-activating a historical mining district. The Technical Report further concluded and recommended that, before a decision can be made, additional data collection and verification is warranted, as follows:

PHASE 1 – ADDITIONAL EXPLORATION

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LINCOLN GOLD CORPORATION

•	Lands – additional claims - $30,000
•	Photogrammetry – stereo orthophotos and digital topography - $30,000
•	Reverse circulation drilling - $450,000
	o	48 vertical holes at Wheeler – 14,000 ft.
	o	33 vertical holes at Wilson – 9,000 ft.
	o	Total = 65 holes for 23,000 ft. at an all-in cost of $19.68/ft.
•	Assaying – 4600 samples - $90,000
•	Contract geologist - $150,000
•	Drill pads and reclamation work - $65,000
•	GIS work - $10,000
•	Resource update - $25,000

TOTAL PHASE 1 BUDGET - $850,000

Objective for Phase 1 – to confirm the grades and continuity of mineralization per the Teck drilling and resource estimate, and to test the lateral margins of the deposits at Wilson and Wheeler. Should the results prove positive, then the project should be advanced to Phase 2.

PHASE 2 – METALLURGICAL ASSESSMENT

•	Core drilling - $75,000
	o	4 large diameter core drillholes – 900 ft.
	o	All-in costs of $83.30/ft. includes consumables
•	Assays - $5,000
•	Metallurgical investigation - $100,000
	o	Bottle roll tests
	o	Column leach tests
	o	Environmental characterization

TOTAL PHASE 2 BUDGET - $180,000

TOTAL BUDGET - $1,030,000

The property area has had production from the mid 1860’s to about 1915. It has been reported that approximately 240,000 ounces at a grade of 1.36 opt were mined over this period. In the early 1990’s Teck Resources Ltd drilled 185 holes on the Wilson and Wheeler properties. In 2006 Lincoln began to acquire control of the properties in this area.

There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on this mineral property. Lincoln anticipates that it will require additional financing in order to pursue full property exploration. Lincoln does not have sufficient financing to undertake full exploration of these mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

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LINCOLN GOLD CORPORATION

JDS Property, Nevada

The JDS property is located in central Nevada within the “Cortez Trend” portion of the Battle Mountain-Eureka Mineral Belt, approximately 40 miles northwest of the small mining town of Eureka. The property is in Denay Valley adjacent to the northern end of the Simpson Park Mountains. Access is fair to good during good weather via the “Tonkin Road” (dirt/gravel) that traverses through the property. A map showing the location of and access to the JDS property is presented below:

Ownership Interest

Lincoln is the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). Lincoln staked and recorded the mineral claims. These mineral claims are registered in Lincoln’s name and are not subject to underlying lease payments or royalties. The JDS property is subject only to annual claim maintenance fees payable to the BLM and Eureka County. Lincoln must pay approximately $12,500 in BLM and Eureka County annual claim maintenance fees by September 1, 2007 in order to maintain our interest in these properties.

Effective May 15, 2006, Lincoln entered into a letter agreement on the JDS property for an Exploration Agreement with Option to Form Joint Venture with Golden Odyssey Exploration (TSX: GOE). Work in 2006 consisted largely of farm-out efforts by the Company which were consummated in May 2006 when we entered into the letter agreement with Golden Odyssey. Golden Odyssey drilled a part of one hole before quitting the hole and started looking for a bigger drill rig. Because Golden Odyssey had not started drilling again by the end of 2007 Lincoln terminated the agreement. Lincoln is now looking for another partner to JV the property

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LINCOLN GOLD CORPORATION

History of Operations

There have been no previous operations of any type on the property.

Present Condition of the Property and Current State of Exploration

In 2005, Lincoln completed a mercury soil gas survey and a detail gravity survey line over the northwest portion of the claim block. This area is considered the most prospective for discovery of a Carlin-type gold deposit hosted in “lower plate” carbonate rocks.

There is no plant or equipment of the JDS Property. The property consists of barren land with no improvements other than a Eureka County dirt road that crosses the property and various cattle fences.

Lincoln presently has one geologic report on the JDS property that was written by Kenneth D. Cunningham, Wyoming Professional Geologist PG-1636, dated February 9, 2004. The report reviews the potential for Carlin type gold deposits on the JDS Property. Lincoln has all raw data and maps for the mercury soil gas survey and for the detail gravity survey line in the same general area. Lincoln also has various summary maps and property diagrams.

Lincoln is looking for a JV partner to drill this property.

Geology

The JDS Property lies within the Cortez Trend in the southern portion of the Battle Mountain-Eureka Mineral Belt. Although covered by valley fill, the geology of the JDS Property is believed to be an extension of favourable “lower plate” rocks of the Roberts Mountains Thrust that are known to host large Carlin-type gold deposits. Potential Devonian host rocks are exposed in the nearby Simpson Park Mountains and are believed concealed under shallow cover at JDS. Similar Devonian strata host very large gold deposits at Pipeline and Cortez to the northwest of the JDS Property. Available gravity data at JDS suggest shallow depth to bedrock and north-trending faults that converge in the northwestern portion of the claim block. The combination of favourable “lower plate” bedrock and converging faults indicate exploration potential for Carlin-type gold deposit(s). A strong mercury soil gas anomaly has also been identified in the northwest portion of the JDS Property.

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LINCOLN GOLD CORPORATION

Hannah Property, Churchill County

Location and Access

The Hannah Property is located approximately 55 miles east of Reno, Nevada in the southern portion of the Trinity Range north of Interstate 80 in Churchill County. Access is east from Reno via Interstate 80 and then north on gravel and dirt roads from Hot Springs Flat to the Property. A map showing the location of and access to the Hannah property is presented below:

Ownership Interest

The Hannah property is comprised of twenty-three (23) unpatented lode claims covering approximately 460 acres (0.72 sq. miles) in Churchill County, Nevada.

Lincoln has an option to acquire a 100% interest in the claims comprising the Hannah project, subject to a net smelter royalty, pursuant to an option agreement dated December 24, 2003 between us and Larry and Susan McIntosh of Gardnerville, Nevada, as optionors. Lincoln has the option to acquire a 100% interest in the Hannah property by making aggregate payments to the optionors in the amount of $210,000. Lincoln may exercise this option at any time prior to the ten year anniversary of the effective date of the agreement, being December 24, 2013. Lincoln is

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LINCOLN GOLD CORPORATION

obligated to make the following option payments in order to maintain our option agreement in good standing:

Date of Payment	Amount of Option Payment
December 24, 2003	$5,000 (paid)
January 10, 2005	$5,000 (paid)
January 10, 2006	$10,000 (paid)
January 10, 2007	$15,000 (in quarterly payments)
January 10, 2008	$20,000 (in quarterly payments
January 10, 2009	$25,000
January 10, 2010	$25,000
January 10, 2011	$25,000
January 10, 2012	$25,000
January 10, 2013	$50,000

Lincoln will be deemed to have exercised the option upon completion of the above option payments at which time Lincoln will be entitled to a 100% interest in the Hannah property, subject to the payment of a net smelter royalty to the optionors. The net smelter royalty will be calculated as 3% of net smelter returns, as defined in the option agreement, if the price of gold is less than or equal to $400 per ounce, and 4% of net smelter returns if the price of gold is greater than $400 per ounce. If Lincoln exercises the option, Lincoln will have the right to reduce the net smelter royalty by 1%, up to a maximum of 2%, upon the payment of $500,000 to the optionors for each 1% of reduction as set out in the table below:

Gold Price (US$ per ounce)	Net Smelter Royalty payable on execution of the Agreement	Net Smelter Royalty payable after first payment of $500,000	Net Smelter Royalty payable after second payment of $500,000
Less than or equal to $400	3%	2%	1%
Greater than $400	4%	3%	2%

If Lincoln completes a positive feasibility study for the development or mining of mineral products on the Hannah property and obtains all government approvals, consents, licenses and permits to construct, develop or operate a mine on the Hannah property prior to January 10, 2013, Lincoln will be obligated purchase the Hannah property prior to the commencement of mining of mineral products. In this event, the purchase price for the Hannah property shall be the sum of all unpaid option payments due to the optionors through January 10, 2013.

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LINCOLN GOLD CORPORATION

Lincoln has the exclusive right to conduct exploration on the Hannah property during the term of the option agreement, provided that Lincoln makes the required option payments. Lincoln is obligated to make all federal and county claim maintenance fees in a timely manner to keep the claims in good standing during the term of the option agreement. In the event that Lincoln does not make any required option payment, then the optionors will be entitled to terminate the agreement and Lincoln will lose our interest in the property. However, Lincoln will not have any obligation to make further option payments in the event of termination due our inability to make any required option payment. Lincoln may surrender its interest in the property and terminate the agreement at its election upon written notice to the optionors. In this event, the optionors will retain all option payments paid pursuant to the agreement.

Lincoln has paid $3,075 for BLM and County annual claim maintenance fees that were required to be paid by October 1, 2006. Lincoln will be required pay approximately $3,075 for BLM and County annual claim maintenance fees by September 1, 2007. Lincoln is not obligated to complete any minimum exploration expenditures or other work commitment in order to maintain it’s option on the Hannah property.

History of Operations

Various old shafts, adits, and numerous small prospects are on the Hannah Property from prospecting in the early 1900’s. Cominco was active in the general area in the 1960’s and Chevron drilled three scattered holes on the claim block in the 1980’s. None of Chevron’s holes tested the Hannah gold target. Four backhoe trenches were dug by Cordex in the late 1990’s, however no follow-up work was conducted. NDT Ventures held the property in 2002 but conducted no significant work. A total of 50 soil samples and 329 rock-chip samples have been collected from the property and assayed.

Present Condition of the Property and Current State of Exploration

The Hannah Property is in the early stage of exploration and presently contains no known gold or silver resources. Lincoln’s current state of exploration consists of geologic mapping, soil and rock-chip sampling, a ground magnetometer survey, and 11 reverse-circulation drill holes (4,815 ft) drilled by the Company in 2005. Shallow ore-grade gold and silver mineralization is present in two adjacent drill holes.

There is no plant or equipment on the Hannah Property other than some scattered remnants of past prospecting. The property consists of barren land with no improvements with the exception of dirt roads.

Lincoln has no formal reports on the Hannah Property. However, Lincoln does have all soil and rock-chip sample maps and results, a preliminary geologic map, a ground magnetometer map, and drill hole logs and assay results from 11 reverse-circulation drill holes.

During 2006, Lincoln conducted a ground magnetometer survey in the vicinity of mineralized drill holes H-1 and H-11 which were drilled in a northwest-trending, highly oxidized shear zone. Results show a magnetic high to the northwest buried under pediment gravels and a magnetic low to the southeast beneath alluvium. The abrupt transition area from low to high magnetic response offers a possible structural intersection between contrasting rocks types. Structural intersections are potential gold-silver targets.

Provided adequate funding is available, Lincoln would like to conduct offset drilling from the two holes that encountered ore-grade gold-silver mineralization. However, Lincoln is also showing the property to multiple “juniors” who have expressed potential interest in participating in a joint

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LINCOLN GOLD CORPORATION

venture on the Hannah Property. To date, Lincoln has not concluded any joint venture agreement for the Hannah Property. It is important to note that there is no “work obligation” in the property option agreement. Owing to this situation, the property may sit idle until a joint venture partner is acquired, provided that Lincoln continue to make the payments required under the option agreement.

Lincoln’s plan of exploration for the Hannah Property is as follows:

Description of Phase of Exploration	Description of Exploration Work Required
Acquire Joint Venture Partner	Execute an Exploration Agreement with Option to Joint Venture with a potential joint venture partner (a “JV Partner”)
Exploration Trenching	JV Partner conducts trenching across target with an excavator
Phase 2 Drilling	JV Partner drills 5 to 10 angle RC drill holes
Bottle Roll Metallurgical Tests	JV Partner conducts metallurgical tests on select drill cuttings
Data Evaluation	Evaluate results

The anticipated timetable and estimated budget for completion for each stage of exploration is as follows:

Stage of Exploration	Estimated Cost of Completion
Acquire Joint Venture Partner	$3,000
Exploration Trenching	$0 (Partner’s Cost)
Phase 2 Drilling	$0 (Partner’s Cost)
Bottle-Roll Metallurgical Tests	$0 (Partner’s Cost)
Data Evaluation	$2,000

All significant work is expected to be conducted by a joint venture partner using qualified contractors.

Geology

The Hannah Property lies in “exotic” metamorphic terrain comprised of Triassic metavolcancis (greenstones) and various Cretaceous intrusive rocks and Tertiary lake beds (no formation names). A highly oxidized, northwest–trending, gold-silver-bearing shear zone cuts the metavolcanic rocks and is exposed in an outcrop approximately 50 to 100 ft wide and 300 ft long at the edge of the pediment. Pediment and alluvial gravels cover the shear zone to the northwest

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LINCOLN GOLD CORPORATION

and southeast. The altered shear zone consists of hydrothermally altered breccia that contains conspicuous iron-oxides and bleaching. Two drill holes cut the zone. Angle hole H-1 (-45º) encountered 35 ft @ 0.016 opt gold from 40 to 75 ft and angle hole H-2 (-60º) encountered 10 ft @ 0.094 opt gold + 5.1 opt silver from 15 to 25 ft. This mineralization is believed to continue under gravels to the northwest and southeast. Similar, although much narrower, shear zones occur on the property and extend up to 1,200 ft in strike length.

Other Properties

Over the last four years the Company has explored and has joint ventured a number of properties which it has subsequently returned to their original owners or dropped.

Jenny Hill Property, Mineral and Nye Counties, Nevada

The Jenny Hill Property is located in west-central Nevada approximately 16 miles due west of the small town of Gabbs in the Black Hills portion of the southern Monte Cristo Mountains. The claims are in Mineral and Nye Counties. Access to the property is via paved State Highway 361 south of Gabbs to the “Rawhide Road” (dirt) that extends westerly to the vicinity of the southern tip of the Black Hills.

The Jenny Hill Property is comprised of 182 unpatented lode claims covering approximately 3,640 acres (5.7 sq miles) in Mineral and Nye Counties, Nevada. These mineral claims are held by the Company subject to a Lease with Option to Purchase Agreement effective September 28, 2004 between the Company and Larry and Susan McIntosh of Gardnerville, Nevada.

Lincoln carried out mapping, and a geochemical survey over the property. The property was optioned to Kinross. Kinross completed the drilling of ten reverse circulation drill holes on Jenny Hill Property. This drilling work was carried out in March and April 2007 and although gold mineralization was encountered in a majority of the holes the property was returned to the Company by Kinross who stated that they would not carry out any additional work. After reviewing the results of the drilling the Company concluded that the property was not meeting its expectations and returned the property to its original owners.

Buffalo Valley Property

The property was optioned from Nevada North Resources (USA), Inc. and is located near Battle Mountain, Nevada. Lincoln joint Ventured the property and agreed to spend US$3.0 million in work expenditures on the Property. The property was subsequently optioned to Agnico Eagle of Toronto. Agnico Eagle completed the drilling of five deep RC holes for 4,850 ft. Assay results were discouraging and the property was returned to the Company who subsequently returned the claims to Nevada North Resources (USA), Inc. This was done at the end of May 2006 and was announced in a press release.

The Company has had other properties in the past which it has explored or optioned without success, including the Lincoln Flat property, and then returned them to the owners.

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LINCOLN GOLD CORPORATION

Financial and General

The Company has reinforced its focus in mineral exploration in Mexico and Nevada. It is the Company’s intent to become a mineral producer, it currently has no producing properties and no operating income. In addition, it does not expect to have operating income in the near future and consequently the Company only reports minor revenues from interest earned on money invested. The Company depends on share issuances to fund its exploration.

Three months end	Dec - 07	Sept - 07	Jun- 07	Mar - 07	Dec -06	Sep - 06	Jun - 06	Mar-06
Total Revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Loss before extraordinary items	$359,393	$537,777	$126,840	$47,152	$166,155	$89,724	$66,252	$83,308
Loss	$361,150	$538,929	$128,756	$49,895	$166,971	$92,719	$68,634	$85,217
Loss per share	$0.01	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

* No exercise or conversion is assumed during the years in which a net loss is incurred, as the effect is anti-dilutive.

Annual results

Selected annual Information
for the fiscal year ended	December 31, 2007	December 31, 2006	December 31, 2005
Total revenue	-	-	-
Loss before extraordinary items	(1,071,132)	(405,439)	(1,318,543)
Per Share Basis*	(0.02)	(0.01)	(0.03)
Loss after extraordinary items	(1,078,730)	(413,541)	(1,294,546)
Per Share Basis*	(0.02)	(0.01)	(0.03)
Total assets	286,734	31,294	151,436
Total long-term liabilities	nil	nil	nil
Cash dividends declared	nil	nil	nil

Expenses in 2007 were up by almost two times the 2006 expenditures. This relates almost solely to the exploration work carried out on the Pine Grove and the La Bufa and the legal and accounting expenses related to the Company making a listing application to the TSX-V exchange. The 2006 was a fairly quiet year from the point of view of doing its own exploration. The Company relied in 2006 for its joint venture partners for work on its properties, including, Hannah and the JDS. The Company did carry out a small amount of work at La Bufa. In 2005 the Company was busy exploring its Nevada properties including JDS and Hannah.

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LINCOLN GOLD CORPORATION

Details of Revenue and Expenses

Expenses

General and Administrative expenses of $751,757 for 2007 were approximately twice as high as the 2006 expenses of $303,409. Exploration expenditures of $319,375 for 2007 were more than twice as high as the 2006 expenditures of $102,030 which reflects on the increased exploration and property acquisition activities as a result of the acquisition and exploration of both the Pine Grove and La Bufa properties. There was a marked change in all the expenditure categories and three categories were up significantly from 2006 and included stock based compensation, consulting fees and professional fees. The increases in consulting fees reflect on the amount of professional help needed for exploration. While more exploration was performed travel expenses were down which reflects in the location of the exploration activities. The increase in salaries and office expenses reflect the yearly increases due to inflation. Regulatory and shareholder service costs were up reflecting the increased activity in dealing with the regulatory bodies which includes the changing of the Company’s domicile and exchange dealings in general. These activities included filing a registration statement with the United States Securities and Exchange Commission in connection with our continuation from Nevada to the Canada Business Corporations Act. Please refer to the Consolidated Statements of Operations and Deficit in the consolidated financial statement for 2007 year ended December 31 for details on the above.

Revenue and Net Loss

Net increases in cash in 2007 totaled $101,240 as compared to a net decrease of $110,845 for 2006. This increase is mainly due to exploration expenditures. Even though proceeds from the issue of shares and the exercise of warrants totaled in excess of $752,500, exploration and administration costs were substantially higher in 2007 than other years. A small amount of revenue $4,213 was derived from interest earned on investments. There were no write-downs on properties in 2007. The net loss can be attributed to costs of running an exploration business which does not have any producing properties. The net loss per share reached $0.02 for 2005 compared to $0.01 for 2004. This reflects an increase in expenditures even though the average number of issued shares increased from 42,366,000 at the beginning of the year to 47,172,000 at the end of the year.

Discussion of fourth fiscal quarter

In addition to an investor relations consultant payout the other large amounts recorded during the quarter related to the new option plan and package being put into place in September/October. End of the year legal costs related mainly to listing applications being made to the TSX-V and TSX exchanges. Accounting fees were accruals and costs associated with the year end and Canadian listing applications. Work began on La Bufa with mapping and sampling as well as planning for the upcoming drill program which started in early 2008.

Mineral Property Expenditures in 2007

Exploration expenditures for 2007 totaled $319,375 compared to $102,030 for 2006. A majority of the expenditures were associated for the Pine Grove property. The other major components of mineral property expenditures were associated with work on La Bufa and Pine Grove. The hiring of consultants and professionals to do work on the properties was all up in 2007.

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LINCOLN GOLD CORPORATION

Liquidity and Solvency

The Company began the year 2007 with a working capital deficit of $130,363 and this amount improved to a deficit of $71,665. See the Consolidated Balance Sheets. This increase in funds indicates the amount of financing during the year.

The Company is dependent on the sale of treasury shares to finance its exploration activities, property acquisition payments and general and administrative costs. The Company will have to raise additional funds in 2007 to continue its operations. The Company is encouraged by the positive market conditions and expects that it will be able to raise sufficient funds to carry out its operations.

The Company has one loan payable totaling $100,000 at the end of the year. See Note 5, Financial Statements.

Capital Resources

The Company’s capital resources are not sufficient to continue its pace of mineral exploration and development. The Company will need to raise significant additional funds during 2008 either by way of a private placement or a brokered financing. The Company has a commitment to explore the Pine Grove and La Bufa properties. All properties have expenditure commitments to meet and while expenditures can be reduced slightly from this year the commitments must be met. During 2007 no warrants were exercised. At the end of the year there remained 9,137,500 full share warrants to be exercised at prices from $0.15 to $1.35 per warrant.

The Company is seeking a financing to complete the next phase of exploration and in conjunction with a listing on a Canadian exchange. There is no assurance that the Company will be able to raise the required financing or that the Company will be successful in obtaining a listing on a Canadian exchange.

Management will continue to explore alternative ways to raise funds so as to minimize dilution to shareholders where possible.

Financing Activities

During the year the Company issued 8,401,666 shares at various prices ranging from $0.10 per share to $0.16 per share, for net proceeds of $714,854. At the end of the year the Company had 51,391,666 shares outstanding compared to 42,990,000 shares at the end of 2006. During 2007 no full share equivalent warrants were exercised and no escrow shares were returned. Each of the financings completed during the year included a warrant issue as well. At the end of the year a total of 9,137,500 full share equivalent warrants were outstanding and exercisable at an average price of $0.30 per share.

See Note 6,7,& 8 of the financials for complete details of shares issuance.

Related Party Transactions

During the year ended December 31, 2007, the Company paid management fees and consulting fees of $13,800 (2006 – $42,250; 2005 - $49,098) and rent, included in office, of $2,700 (2006 - $3,300; 2005 - $3,000) to the Vice President of the Company and management fees of $22,500 (2006 - $20,545; 2005 - $26,750) to company owned by the President of the Company.

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LINCOLN GOLD CORPORATION

As at December 31, 2007, the Company owed $1,155 (2006 - $6,760) to various directors and officers of the Company which is included in accounts payable. The Company also paid $18,000 (2006 - $1,400; 2005 - $2,550) consulting fees to a former director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (“Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as note payable are classified as other financial liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

There was no adjustment to opening balances as a result of the adoption of these standards.

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

Accounting Changes

The AcSB issued CICA Handbook Section 1506. The main features of this new standard are (a) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information; (b) changes in accounting policy are applied retrospectively unless doing so is impracticable (as defined in the section); (c) prior period errors are corrected retrospectively; and (d) new disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. This new standard was effective for fiscal years beginning on or after January 1, 2007.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, Financial Instruments - Presentation, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company is currently assessing the impact of the above new accounting standards on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time

Investor Relations

During fiscal 2006, the Company entered into a one year consulting agreement for investor relations services whereby the Company paid a monthly fee of $2,000 and was required to issue 1,250,000 shares. As of December 31, 2006, the Company recorded a share issuance obligation of $73,333 pursuant to the agreement. In fiscal 2007, the Company issued 666,666 shares to settle this obligation. The Company and consultant subsequently agreed to amend the terms of the agreement whereby the Company was released from the remaining share issuance obligations in exchange for a cash payment of $87,500 that has been recorded in accounts payable at December 31, 2007.

Share Capital

The Company has an authorized share capital of an unlimited number of common shares of which 51,391,666 shares were issued and outstanding at the end of 2007.

The Company has outstanding a total of 9,137,500 full share equivalent warrants outstanding as of December 31, 2007 ranging in price from $0.15 to $1.35 per share.

The Company has no shares remaining in escrow at year end.

The Company has a stock option plan in place and at the end of the year a total of 2,450,000 shares were outstanding as options at $0.25 per share. The average price is $0.25 per share. The maximum number of shares subject to the plan, in the aggregate may not exceed 2,500,000 shares. The Company uses the Black-Sholes option pricing model to estimate the fair value of the options.

At the date of this MD&A there are 53,658,666 issued and outstanding and there are 9,633,500 warrants issued and outstanding.

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

See Note 6 in the audited financial statement for details.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Risks and Uncertainties

Junior companies involved in mineral exploration are exposed to a business that is inherently speculative in nature, immensely competitive and is generally risky in nature for many and varied reasons. Time and money invested in exploration and development will not necessarily mean a discovery of significant value.

Metals prices are completely independent of the efforts of any one junior mining company and are very volatile which can lead to funding uncertainties and mineral discovery irregularities. In addition, the cost of doing business varies from place to place and regulations imposed by different governments can lead to exploration uncertainties.

The Company explores in Nevada and Mexico. In Mexico, the Company has to deal with government policies that are different than in Nevada. However Nevada’s mining rules and regulations have changed over the years and will continue to do so.

The Company has limited financial resources and only has limited means to raise funds through the issue of stock. If the Company is able to find, explore and develop a mineral resource there is still no certainty that additional funds will be available to advance the project even further. Failure to obtain more financing could lead to a loss of prospective properties. In addition the Company’s inability to become listed on a Canadian exchange may limit its ability to continue on its own.

We are a junior mineral resource exploration company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than those available to us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to achieve the financing necessary for us to conduct further exploration of our mineral properties.

We will also compete with other junior mineral exploration companies for financing from a limited number of investors that are prepared to make investments in junior mineral exploration companies. The presence of competing junior mineral exploration companies may impact on our ability to raise additional capital in order to fund our exploration programs if investors are of the view that investments in competitors are more attractive based on the merit of the mineral properties under investigation and the price of the investment offered to investors.

We will also compete with other junior and senior mineral companies for available resources, including, but not limited to, professional geologists, camp staff, helicopter or float planes, mineral exploration supplies and drill rigs.

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

Critical Accounting Estimates

Generally the most significant accounting entry in a junior exploration company’s Balance Sheet is the amount listed for mineral property interests. Mineral properties consist of claims, options and or contracts. The Company capitalizes direct mineral property acquisition costs and those exploration and development expenditures incurred following the determination that the property has economically recoverable reserves. Mineral property acquisition costs include cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred. An exploration property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Sholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. The fair value estimate can be affected by subjective input and hence there can be problems with getting a fair value of the Company’s stock options granted/vested during the year.

Trends

Trends in the industry can materially affect how well any junior exploration company is performing. Metal prices recently have sustained a significant upswing and as a result world wide exploration has taken a positive turn upward. The demand for metal in Asia in particular has increased the interest in finding new metals. This trend should continue but the question remains for how long with the United States economy slowing.

Outlook

The outlook for metals continues to be positive due to the upward trends in the metal markets. Metal requirements are continuing to increase around the world and commodity prices are rising dramatically for nearly all metals. This is a far different from the conditions that occurred in the late 1990’s and early 2000’s. However the prospect for financing of all our projects is questionable and this may not enable the Company to continue its aggressive exploration program in Nevada and Mexico. The Company’s inability to become listed on a Canadian exchange may limit its ability to stay viable. Both the Pine Grove and La Bufa projects are significant assets but each will require additional large investments for development and this investment may or may not be available

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statement. Important factors that could cause actual results to differ materially from our expectations are disclosed in the

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Phone: (604) 688-7377	Website: www.lincolngold.com

LINCOLN GOLD CORPORATION

Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date of statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other actors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

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Phone: (604) 688-7377	Website: www.lincolngold.com